UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO DEBENTURE HOLDERS

1st and 2nd Series of the 9th Issuance of Debentures

Oi S.A. (the “Company”) announces to the Debenture Holders of the 1st and the 2nd Series of the 9th Issuance of the Company’s Debentures (Oi BR-D91 and Oi BR-D92) that, on March 17, 2014, it plans to make interest payments in the total aggregate amount of R$ 20,713,996.36, or R$ 517.849909 per debenture of the 1st Series (Oi BR-D91), and in the total aggregate amount of R$ 111,907,905.44, or R$ 699.424409 per debenture of the 2nd Series (Oi BR-D92).

Rio de Janeiro, March 14, 2013.

Oi S.A.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2014

OI S.A.

By:	/s/ Bayard de Paoli Gontijo
	Name:	Bayard de Paoli Gontijo
	Title:	Chief Financial Officer